As filed with the Securities and Exchange Commission on February 21, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Charlotte Russe Holding, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

Patricia K. Johnson

Executive Vice President,

Chief Financial Officer

and Treasurer

Charlotte Russe Holding, Inc.

4645 Morena Boulevard

San Diego, CA 92117

(858) 587-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$80,000,000	$3,144

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 4,000,000 shares of common stock of Charlotte Russe Holding, Inc. at the maximum tender offer price of $20.00 per share will be purchased pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”), to purchase up to 4,000,000 shares of its common stock, par value $0.01 per share, at a price not greater than $20.00 nor less than $18.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated February 21, 2008 (the “Offer to Purchase” or, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the section entitled Summary Term Sheet is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is Charlotte Russe Holding, Inc., a Delaware corporation, the address of its principal executive office is at 4645 Morena Boulevard, San Diego, California 92117 and the telephone number of its principal executive office is (858) 587-1500.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Purchase, pursuant to which Charlotte Russe is offering common stockholders the opportunity to exchange 4,000,000 outstanding shares of common stock for cash for a single per share purchase price to be determined, not greater than $20.00 nor less than $18.00. Charlotte Russe is making the Offer upon the terms and subject to the conditions described in the Offer to Purchase. The information set forth in the Offer to Purchase under the section entitled Summary Term Sheet and under Section 1, Number of Shares; Proration, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase under Section 8, Price Range of Shares, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The filing person is the subject company, Charlotte Russe Holding, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Purchase under the sections entitled: Summary Term Sheet; Section 1, Number of Shares; Proration; Section 2, Background and Purpose of the Tender Offer; Section 3, Procedures for Tendering Shares; Section 4, Withdrawal Rights; Section 5, Purchase of Shares and Payment of Purchase Price; Section 6, Conditional Tender of Shares; Section 7, Certain Conditions of the Tender Offer; Section 13, Certain U.S. Federal Income Tax Consequences; and Section 14, Extension of Tender Offer; Termination; Amendments, is incorporated herein by reference.

(b)	Purchases. Members of Charlotte Russe’s Board of Directors and executive officers do not intend to participate in the Offer. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the section entitled Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Purchase under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. Shares acquired pursuant to the tender offer will be restored to the status of authorized but unissued shares and will be available for us to issue in the future without further stockholder action (except as required by applicable law or the rules of the NASDAQ Stock Market). The information set forth in the Offer to Purchase under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Purchase under Section 9, Source and Amount of Funds, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Purchase under Section 7, Certain Conditions of the Tender Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase under the Section 15, Fees and Expenses, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in the Offer to Purchase under Section 16, Financial Information, is incorporated herein by reference.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

(2)	The information set forth in the Offer to Purchase under Section 12, Certain Legal Matters; Regulatory and Foreign Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase for Cash, dated February 21, 2008

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter from Dealer Manager to Brokers

(a)(1)(E)	Letter from Brokers to Clients

(a)(1)(F)	Form of Summary Advertisement

(a)(5)(A)	Press Release issued on February 20, 2008 (Exhibit 99.1 to our Form 8-K filed February 20, 2008)

(b)	Not applicable

(d)(1)	Charlotte Russe Holding, Inc. 1999 Employee Stock Purchase Plan (Exhibit 10.17 to Registration Statement 333-84297 filed October 19, 1999)

(d)(2)	Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan (Exhibit 10.3 to our Form 10-Q filed January 26, 2007)

(d)(3)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan (Exhibit 10.8 to our Form 10-K filed November 28, 2007)

(d)(4)	Charlotte Russe Holding, Inc. Executive Performance-Based Incentive Plan (Exhibit 10.1 to our Form 8-K filed February 20, 2008)

(d)(5)	Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated August 31, 2003 (Exhibit 10.31 to our Form 10-K filed December 19, 2003)

(d)(6)	First Amendment to Amended and Restated Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated December 21, 2006 (Exhibit 10.1 to our Form 8-K filed December 22, 2006)

(d)(7)	Second Amendment to Amended and Restated Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated February 15, 2008 (Exhibit 10.2 to our Form 8-K filed February 20, 2008)

(d)(8)	Employment Agreement by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated July 9, 2003 (Exhibit 10.30 to our Form 10-K filed December 19, 2003)

(d)(9)	First Amendment by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated August 31, 2005 (Exhibit 99.1 to our Form 8-K filed September 6, 2005)

(d)(10)	Second Amendment to Employment Agreement by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated February 14, 2007 (Exhibit 10.1 to our Form 10-Q filed April 27, 2007)

(d)(11)	Offer Letter by and between Charlotte Russe Holding, Inc. and Patricia K. Johnson dated April 20, 2007 (Exhibit 10.1 to our Form 10-Q filed July 30, 2007)

(d)(12)	Offer Letter by and between Charlotte Russe Holding, Inc. and Edward Wong dated August 10, 2005 (Exhibit 10.14 to our Form 10-K filed December 13, 2006)

(d)(13)	Offer Letter by and between Charlotte Russe Holding, Inc. and Patricia A. Shields dated August 11, 2006 (Exhibit 10.15 to our Form 10-K filed December 13, 2006)

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2008

CHARLOTTE RUSSE HOLDING, INC.

By:	/S/ PATRICIA K. JOHNSON
Patricia K. Johnson
Executive Vice President,
Chief Financial Officer and Treasurer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase for Cash, dated February 21, 2008

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter from Dealer Manager to Brokers

(a)(1)(E)	Letter from Brokers to Clients

(a)(1)(F)	Form of Summary Advertisement

(a)(5)(A)	Press Release issued on February 20, 2008 (Exhibit 99.1 to our Form 8-K filed February 20, 2008)

(b)	Not applicable

(d)(1)	Charlotte Russe Holding, Inc. 1999 Employee Stock Purchase Plan (Exhibit 10.17 to Registration Statement 333-84297 filed October 19, 1999)

(d)(2)	Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan (Exhibit 10.3 to our Form 10-Q filed January 26, 2007)

(d)(3)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan (Exhibit 10.8 to our Form 10-K filed November 28, 2007)

(d)(4)	Charlotte Russe Holding, Inc. Executive Performance-Based Incentive Plan (Exhibit 10.1 to our Form 8-K filed February 20, 2008)

(d)(5)	Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated August 31, 2003 (Exhibit 10.31 to our Form 10-K filed December 19, 2003)

(d)(6)	First Amendment to Amended and Restated Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated December 21, 2006 (Exhibit 10.1 to our Form 8-K filed December 22, 2006)

(d)(7)	Second Amendment to Amended and Restated Employment Agreement by and between Charlotte Russe Holding, Inc. and Bernard Zeichner dated February 15, 2008 (Exhibit 10.2 to our Form 8-K filed February 20, 2008)

(d)(8)	Employment Agreement by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated July 9, 2003 (Exhibit 10.30 to our Form 10-K filed December 19, 2003)

(d)(9)	First Amendment by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated August 31, 2005 (Exhibit 99.1 to our Form 8-K filed September 6, 2005)

(d)(10)	Second Amendment to Employment Agreement by and between Charlotte Russe Holding, Inc. and Mark A. Hoffman dated February 14, 2007 (Exhibit 10.1 to our Form 10-Q filed April 27, 2007)

(d)(11)	Offer Letter by and between Charlotte Russe Holding, Inc. and Patricia K. Johnson dated April 20, 2007 (Exhibit 10.1 to our Form 10-Q filed July 30, 2007)

(d)(12)	Offer Letter by and between Charlotte Russe Holding, Inc. and Edward Wong dated August 10, 2005 (Exhibit 10.14 to our Form 10-K filed December 13, 2006)

(d)(13)	Offer Letter by and between Charlotte Russe Holding, Inc. and Patricia A. Shields dated August 11, 2006 (Exhibit 10.15 to our Form 10-K filed December 13, 2006)

(g)	Not applicable

(h)	Not applicable